Exhibit (a)(5)(iv)

Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 250-5536 DWS Closed-End Funds (800) 349-4281

DWS Municipal Income Trust and DWS Strategic Municipal Income Trust
Announce an Additional Extension of Tender Offers for Preferred Shares

NEW YORK, NY, November 12, 2012 – Due to continued disruptions being experienced by both businesses and individual investors as a result of Hurricane Sandy and to provide additional time to finalize the below-mentioned refinancing transactions, each of DWS Municipal Income Trust (NYSE: KTF) and DWS Strategic Municipal Income Trust (NYSE: KSM) (each, a “Fund,” and together, the “Funds”) has decided to extend its tender offer for up to 100% of its outstanding preferred shares to Friday, November 16, 2012 at 5:00 p.m. New York City time, unless extended again to a later date.  Each Fund’s tender offer was most recently extended to November 9, 2012.

As of November 9, 2012, approximately 95.03% of KTF’s outstanding remarketed preferred shares had been tendered and approximately 86.4% of KSM’s outstanding auction rate preferred shares had been tendered.

KTF is offering to purchase up to 100% of its outstanding remarketed preferred shares at a price equal to 96% of the remarketed preferred shares’ per share liquidation preference of $5,000 ($4,800 per remarketed preferred share) plus any unpaid dividends accrued through the tender offer expiration date, or such later date to which the tender offer is extended.  KSM is offering to purchase up to 100% of its outstanding auction rate preferred shares at a price equal to 96% of the auction rate preferred shares’ per share liquidation preference of $25,000 ($24,000 per auction rate preferred share) plus any unpaid dividends accrued through the tender offer expiration date, or such later date to which the tender offer is extended.  Additional terms of each Fund’s tender offer are set forth in the Fund’s tender offer materials, including its Offer to Purchase and related Letter of Transmittal, which have been filed with the Securities and Exchange Commission and have been distributed to holders of each Fund’s preferred shares.

Each Fund’s tender offer is conditioned upon the successful completion of a current refinancing transaction for each Fund in an amount approximately equal to the aggregate liquidation preference of the tendered preferred shares accepted by such Fund as well as certain other conditions, as set forth in each Fund’s Offer to Purchase and related Letter of Transmittal.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell remarketed preferred shares of KTF or auction rate preferred shares of KSM.  Each Fund’s tender offer will be made only by the Offer to Purchase, the related Letter of Transmittal, and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO.  These documents are available free of charge at the SEC’s website at www.sec.gov and from each Fund’s information agent, Deutsche Bank Trust Company Americas, at (800) 735-7777 (Option 1).  Preferred shareholders should read these documents carefully as the documents contain important information about each Fund’s tender offer.  The Offer to Purchase is not made to, nor will tenders pursuant to the Offer to Purchase be accepted from, holders of the Funds’ preferred shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction’s laws.

The CUSIP numbers for the Funds’ respective series of preferred shares are as follows:

DWS Municipal Income Trust
Preferred Share Series	CUSIP #
Series A	81118R109
Series B	81118R208
Series C	81118R307
Series D	81118R406
Series E	81118R505
DWS Strategic Municipal Income Trust
Preferred Share Series	CUSIP #
Series T	811234-20-2

For more information on each Fund’s tender offer, please contact the Fund’s information agent, Deutsche Bank Trust Company Americas at (800) 735-7777 (Option 1).  For more information on each Fund in general, please visit www.dws-investments.com or call (800) 349-4281.

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Important Information

DWS Strategic Municipal Income Trust (KSM) and DWS Municipal Income Trust (KTF) are subject to investment risk. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. Investing in derivatives entails special risks relating to liquidity, leverage and credit that may reduce returns and/or increased volatility. Leverage results in additional risks and can magnify the effect of any losses. Although the Funds seek income that is federally tax-free, a portion of the Funds’ distributions may be subject to federal, state and local taxes, including the alternative minimum tax.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of Fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the effects of changes in market and economic conditions; (ii) legal and regulatory developments; and (iii) other additional risks and uncertainties.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE
NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.  (R-29740-1 11/12)